UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D

	Under the Securities Exchange Act of 1934
	(Amendment No. 1)*


                                                                  Initio,
Inc.
	(Name of Issuer)

                                                      Common Stock, $.01 Par
Value
	(Title of Class of Securities)

	                      457203-10-7
	(CUSIP Number)

	Arnold N. Bressler, Esq.
             One Pennsylvania Plaza, 49th Floor, New York, New York 10119-0165 - (212) 594-5300
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

	                         December 23, 1998
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




I:\INIT\80039WYC.005

CUSIP NO. 457203-10-7                                     PAGE 1

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		DESTEFANO CHILDREN'S TRUST
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a. o
                                                            b. o
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3	SEC USE ONLY

----------------------------------------------------------------
4	SOURCE OF FUNDS*

		OO
----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e):

                                                               o
----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

		USA
----------------------------------------------------------------
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

		530,546
----------------------------------------------------------------
8	SHARED VOTING POWER

		-0-
----------------------------------------------------------------
9	SOLE DISPOSITIVE POWER

	     530,546
----------------------------------------------------------------
10	SHARED DISPOSITIVE POWER

		-0-
----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	     530,546
----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               o
----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		 11.4%
----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

		00
----------------------------------------------------------------


	The initial Schedule 13D of the DeStefano Children's Trust (the "Schedule 13D") relating to the common stock, par value $.01 per share, issued by Initio, Inc. is hereby amended by this Amendment No. 1 as follows:

Item 1.

	This Amendment relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Initio, Inc., a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 2500 Arrowhead Drive, Carson City, Nevada 89706.

Item 5.	Interest in Securities of the Issuer.

	 (a-b)	The Trust is the beneficial owner of 530,546 shares of the
Company's common stock. This represents 11.4% of the Company's issued and outstanding shares. The Trust's beneficial ownership is comprised of 530,546 shares over which the Trustees, Mr. McConeghy and Mr. DeStefano have sole voting and dispositive power.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

	As previously reported, in February, 1998, the Company entered into the Debenture Commitment Agreement with Pioneer Ventures Associates Limited Partnership ("PVALP") pursuant to which PVALP agreed to make certain loans to the Company to be repaid by the Company in accordance with the terms of convertible subordinated debentures (the "Debentures"). PVALP loaned $3,000,000 to the Company and the Company issued the First Subordinated Debenture due May 1, 2003 (the "First Debenture").

	On December 23, 1998, PVALP loaned the Company an additional $500,000 and the Company has issued the Second Subordinated Debenture due December 23, 2003 (the "Second Debenture").

	The terms of the Second Debenture include the condition that the principal stockholders of the Company (the "Principal Stockholders"), which include the Trust, remain bound by the Voting Agreement dated as of February 25, 1998.

Item 7.	Material to be Filed as Exhibits.

		Exhibit 4.	Convertible Subordinated Debenture due December 23,
2003 incorporated by reference to Amendment No. 1 to Schedule 13D dated as of
December 23, 1998 of Martin Fox.

		SIGNATURES

	After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

						DESTEFANO CHILDREN'S TRUST


						By: /s/ John McConeghy
                           				    John McConeghy, Trustee



						By: /s/ ALfred DeStefano
						    Alfred DeStefano, Trustee


Dated as of: December 23, 1998
	I:\INIT\80039WYC.005
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